Filed by Allscripts, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933

                                               Subject Company: Allscripts, Inc.

                                                   Commission File No. 000-26537


On July 13, 2000, Allscripts, Inc., a Delaware corporation, announced its proposed acquisition of Channelhealth Incorporated, a Delaware corporation. The following is a slide presentation first presented on July 18, 2000.

                            Allscripts/ChannelHealth
                                        &
                                   IDX Systems

               Creating Clinical & Financial Value for Physicians
                               @ The Point of Care

================================================================================

           Allscripts presenters: Glen Tullman, Dave Mullen, Pam Pure
               IDX presenters: Rich Tarrant, Jim Crook, Jack Kane

                                     SLIDE 1

AGENDA

================================================================================

o    Transaction Basics
o    Vision of the Relationship
o    Key Benefits
o    Transaction Details
o    Financial Implications
o    Execution Plan


[LOGO] Allscripts                                      [LOGO] IDX

                                     SLIDE 2


Transaction Basics

================================================================================

o    Allscripts acquired ChannelHealth
     -Physician Channel includes Internet-based physician productivity tools -Management team and 90 development, service, and sales employees



NY2:\930877\01\JY9P01!.DOC\13415.0003

o    10-year strategic alliance

          -Allscripts becomes exclusive provider of Internet-based clinical apps.
          -IDX sales force markets to their 118,000 physician practice management customers
          -Joint product development and systems integration

o Aggregate consideration of 8.6m Allscripts shares (21.3% on a pro forma, fully diluted basis)



[LOGO] Allscripts                                           [LOGO] IDX

                                     SLIDE 3


Shared Vision

================================================================================

             To create clinical and financial value for physicians,
                      by providing point-of-care solutions
                                  that improve
                decision making, productivity, and patient care.



[LOGO] Allscripts                                           [LOGO] IDX

                                     SLIDE 4


Complementary Products

================================================================================

                           Allscripts            ChannelHealth        IDX
                           ----------            -------------        ---
e-Prescribing                 X
Charge capture                                         X               X
Dictation                     X                                        X
Lab order/results                                      X
Physician portal                                       X
Patient Ed                    X
e-Detailing                   X

[LOGO] Allscripts                                      [LOGO] IDX

                                     SLIDE 5


Complementary Products

================================================================================

                          Allscripts             ChannelHealth       IDX
                          ----------             -------------       ---
e-Prescribing             TouchScript
Charge capture                                   ChargeWorks         PPMS
Dictation                 MasterChart                                EDiX
Lab order/results                                OrderWorks
Physician portal                                 Homebase
Patient Ed                Medifor
e-Detailing               eDetailing



[LOGO] Allscripts                                           [LOGO] IDX

                                     SLIDE 6

Unique Solution & Value Proposition

================================================================================

Physician adoption will begin with their most common tasks:

Prescription                      Dictation                      Billing

TouchScript                       MasterChart                    ChargeWorks
    |                             EdiXpress                           |
    V                                 |                               V
                                      V
                         [Picture of TouchScript Device]

                 Clinical & financial value @ the point of care



[LOGO] Allscripts                                            [LOGO] IDX

                                     SLIDE 7

Leverage Premier Customer Base

================================================================================

o    Well established and respected IDX brand name
     -30 year history; 118,000 physicians

o    Premier client base
     -Duke U.                       -Johns Hopkins                -Stanford
     -Montefiore                    -Kaiser Permanente            -Peacehealth
     -Scripps Clinic                -Sharp Healthcare             -Northwestern


o    Ideal customers
     -more technology ready
     -centralized decision making
     ->60% share of physician practices with more than 75 docs


[LOGO] Allscripts                                           [LOGO] IDX

                                     SLIDE 8

Complementary Relationships

================================================================================

o    Physicians
o    Pharmaceutical Manufacturers
o    Managed Care
o    Pharmacy Benefit Managers
o    Integrated Delivery Networks


[LOGO] Allscripts                                                [LOGO] IDX

                                     SLIDE 9

Key Benefits

================================================================================

----------------------------------------------------------------- --------------------------------------------------------------
                           Allscripts                                                          IDX
----------------------------------------------------------------- --------------------------------------------------------------
     Extends competitive position in point-of-care clinical        Provides competitive advantage through product extension and
                   solutions for physicians:                                              tangible ROI:

[LOGO] Allscripts                                           [LOGO] IDX

                                    SLIDE 10

Key Benefits

================================================================================

----------------------------------------------------------------- --------------------------------------------------------------
                           Allscripts                                                          IDX
----------------------------------------------------------------- --------------------------------------------------------------
     Extends competitive position in point-of-care clinical        Provided competitive advantage through product extension and
                   solutions for physicians:                                              tangible ROI:
o    Accelerates distribution
o    Enhances point-of-care solutions
o    Heightens profile
o    Improves financial performance and future growth




[LOGO] Allscripts                                           [LOGO] IDX

                                    SLIDE 11

Key Benefits

================================================================================

----------------------------------------------------------------- --------------------------------------------------------------
                           Allscripts
-----------------------------------------------------------------
Extends competitive position in point-of-care clinical            o    Exclusive access to 118K physicians
solutions for physicians:                                              -60% of large physician practices
o    Accelerates distribution                                          -high-volume prescribers
-------------------------------------------------->               o    Motivated IDX sales force
                                                                       -Quota, commission, and options
o    Enhances point-of-care solutions
o    Heightens profile
o    Improves financial performance and future growth



[LOGO] Allscripts                                           [LOGO] IDX

                                    SLIDE 12

Key Benefits

================================================================================

----------------------------------------------------------------- --------------------------------------------------------------
                           Allscripts
-----------------------------------------------------------------
Extends competitive position in point-of-care clinical            o    ChannelHealth broadens offerings
solutions for physicians:                                              -Physician Homebase (web portal)
o    Accelerates distribution                                          -WebWorks (includes ChartWorks and OrderWorks)
o    Enhances point-of-care solutions
-------------------------------------------------->               o    Product integration
                                                                       -solves interface challenges
                                                                       -creates competitive hurdle
o    Heightens profile
o    Improves financial performance and future growth



[LOGO] Allscripts                                           [LOGO] IDX

                                    SLIDE 13

Key Benefits

================================================================================

----------------------------------------------------------------- --------------------------------------------------------------
                           Allscripts
-----------------------------------------------------------------
Extends competitive position in point-of-care clinical            o    IDX is a trusted brand name
solutions for physicians:                                         o    Enhances positioning with non-IDX physicians
o    Accelerates distribution                                     o    Access to 118K physicians improves visibility
o    Enhances point-of-care solutions                                  with key constituencies
o    Heightens profile                                                 -Pharmaceuticals
------------------------------------------------->                     -Managed Care
o    Improves financial performance and future growth                  -IDNs





[LOGO] Allscripts                                            [LOGO] IDX

                                    SLIDE 14

Key Benefits

================================================================================

----------------------------------------------------------------- --------------------------------------------------------------
                           Allscripts
-----------------------------------------------------------------
Extends competitive position in point-of-care clinical            o    Accelerates revenue and gross profit growth rates
solutions for physicians:                                         o    Increases profitability level and growth rate
o    Accelerates distribution
o    Enhances point-of-care solutions
o    Heightens profile
o    Improves financial performance and future growth
------------------------------------------------->


[LOGO] Allscripts                                         [LOGO] IDX


                                    SLIDE 15

Key Benefits

================================================================================

----------------------------------------------------------------- --------------------------------------------------------------
                           Allscripts                                                          IDX
----------------------------------------------------------------- --------------------------------------------------------------
     Extends competitive position in point-of-care clinical        Provides competitive advantage through product extension and
                   solutions for physicians:                                              tangible ROI:
o    Accelerates distribution
o    Enhances point-of-care solutions
o    Heightens profile
o    Improves financial performance and future growth



[LOGO] Allscripts                                           [LOGO] IDX

                                    SLIDE 16

Key Benefits

================================================================================

----------------------------------------------------------------- --------------------------------------------------------------
                           Allscripts                                                          IDX
----------------------------------------------------------------- --------------------------------------------------------------
     Extends competitive position in point-of-care clinical        Provides competitive advantage through product extension and
                   solutions for physicians:                                              tangible ROI:
o          Accelerates distribution                               o          Unique clinical value creates pull through for
                                                                             core IDX products



                                       7

o          Enhances point-of-care solutions                       o          Increases focus on patient and eCommerce channels
o          Heightens profile                                      o          Sharing of upside in new markets
o          Improves financial performance and future growth       o          Improves financial performance and future growth



[LOGO] Allscripts                                           [LOGO] IDX

                                    SLIDE 17

Key Benefits

================================================================================

----------------------------------------------------------------- --------------------------------------------------------------
                                                                                               IDX
                                                                  --------------------------------------------------------------
o    Partnership with premier point-of-care provider              Provided competitive advantage through product extension and
     creates unique value                                         tangible ROI:
o    Speeds time to market                                        o    Unique clinical value creates pull through for
o    Combined offerings yields significant pull through                core IDX products
o    Further differentiates IDX and increases competitive         <-----------------------------------------------
     advantage                                                    o    Increases focus on patient and eCommerce channels
                                                                  o    Sharing of upside in new markets
                                                                  o    Improves financial performance and future growth



[LOGO] Allscripts                                           [LOGO] IDX

                                    SLIDE 18

Key Benefits

================================================================================

----------------------------------------------------------------- --------------------------------------------------------------
                                                                                               IDX
                                                                  --------------------------------------------------------------
o    Focus enables IDX to capitalize on eCommerce and             Provided competitive advantage through product extension and
     patient channel opportunities                                tangible ROI:
      -Leverage Healtheon relationship                            o    Unique clinical value creates pull through for
      -Provide value-added services via                                core IDX products
        physician-patient connectivity                            o    Increases focus on patient and
o    Leverage core strengths in financial and                          eCommerce channels
     administrative solutions                                     <-----------------------------------------------
                                                                  o    Sharing of upside in new markets
                                                                  o    Improves financial performance and future growth


[LOGO] Allscripts                                           [LOGO] IDX

                                    SLIDE 19

Key Benefits

================================================================================

----------------------------------------------------------------- --------------------------------------------------------------
                                                                                               IDX
                                                                  --------------------------------------------------------------
o    Revenue sharing creates recurring revenues                   Provided competitive advantage through product extension and
o    Realizes equity value of ChannelHealth with growth           tangible ROI:
     opportunity of Allscripts stock                              o    Unique clinical value creates pull through for
o    Ability to earn additional equity                                 core IDX products
                                                                  o    Increases focus on patient and
                                                                       eCommerce channels
                                                                  o    Sharing of upside in new markets
                                                                  <----------------------------------------------
                                                                  o    Improves financial performance and future growth




[LOGO] Allscripts                                          [LOGO] IDX

                                    SLIDE 20

Key Benefits

================================================================================

----------------------------------------------------------------- --------------------------------------------------------------
                                                                                               IDX
                                                                  --------------------------------------------------------------
o    Shared development costs for essential future                Provided competitive advantage through product extension and
     capabilities                                                 tangible ROI:
o    Overall reduction of cash investments in 2001                o    Unique clinical value creates pull through for
o    Accretive to 2001 operating earnings                              core IDX products
                                                                  o    Increases focus on patient and
                                                                       eCommerce channels
                                                                  o    Sharing of upside in new markets
                                                                  o    Improves financial performance and
                                                                       future growth
                                                                  <----------------------------------------------

[LOGO] Allscripts                                                [LOGO] IDX

                                    SLIDE 21

Key Benefits

================================================================================

----------------------------------------------------------------- --------------------------------------------------------------
                           Allscripts                                                          IDX
----------------------------------------------------------------- --------------------------------------------------------------
     Extends competitive position in point-of-care clinical        Provided competitive advantage through product extension and
                   solutions for physicians:                                              tangible ROI:
o          Accelerates distribution                               o          Unique clinical value creates pull through for
                                                                             core IDX products
o          Enhances point-of-care solutions                       o          Increases focus on patient and eCommerce channels
o          Heightens profile                                      o          Sharing of upside in new markets
o          Improves financial performance and future growth       o          Improves financial performance and future growth




[LOGO] Allscripts                                           [LOGO] IDX

                                    SLIDE 22

Transaction Details

================================================================================

o Structure: Allscripts to acquire all outstanding stock of ChannelHealth business (excl. Patient and eCommerce Channel); accounted as purchase transaction

o Consideration: 8.6m Allscripts shares, or 21.3% on a pro forma, fully diluted basis
           -Opportunity to earn additional equity
           -Stock Rights Agreement

o    Management:
           -Current Channelhealth management to remain intact at Allscripts -Richard Tarrant to serve as Non-Executive Vice Chairman



[LOGO] Allscripts                                           [LOGO] IDX

                                    SLIDE 23

Transaction Details

================================================================================

o    Strategic Alliance
           -10-year exclusivity and non-compete agreement
           -Operational agreement including joint technology development and co-marketing

o    Collaboration Incentives
           -Commissions
           -Employee Options
           -Revenue Sharing

o    Timing of Transaction
           -Expected close in 4Q2000


[LOGO] Allscripts                                                [LOGO] IDX

                                    SLIDE 24

Financial Impact on Allscripts

================================================================================

o    Accelerates revenue and earnings growth

o    Differences from ChannelHealth numbers today
           -revenues
           -expenses

o    Dilutive to 2001 cash earnings, but highly accretive in 2002

o    Expect profitability in 1Q02


[LOGO] Allscripts                                               [LOGO] IDX


                                    SLIDE 25

Substantial Revenue Growth Opportunity

================================================================================

[THE FOLLOWING TABLE WAS REPRESENTED AS A BAR CHART. ON THIS SLIDE, VERTICAL AXIS STATES "$ MILLIONS", HORIZONTAL AXIS STATES "2000, 2001, 2002, 2003"]


-------------------------------- ------- ------- ------- -------
                                 2000    2001    2002    2003
-------------------------------- ------- ------- ------- -------
Pro Forma MDRX + CH + Synergies  0       130     240     430
-------------------------------- ------- ------- ------- -------
MDRX Stand Alone                 54      100     150     250
-------------------------------- ------- ------- ------- -------

                                                    CAGR
                                                    ----
Pro forma MDRX + CH + Synergies                     ~100%
MDRX Stand Alone                                    ~70%


[LOGO] Allscripts                                           [LOGO] IDX

                                    SLIDE 26

Financial Impact on IDX

================================================================================

o Accelerate sales via revenue sharing on sales of Physician Channel and other Allscripts offerings

o Improves financial position via shared-development, ChannelHealth sale, and more rapid time to market

o    Equity method of accounting for ownership in Allscripts

o    Accretive to 2001E operating earnings


[LOGO] Allscripts                                                [LOGO] IDX

                                    SLIDE 27

Execution Plans

================================================================================

------------------- ------------------------------------------------------------
Challenge           Initiatives
------------------- ------------------------------------------------------------
Align Incentives    o    Long-term joint marketing and development plans
                    o    Commissions, quotas, and options for sales force
                    o    Revenue sharing for both companies
                    o    Sizable equity position for IDX in Allscripts
Ensure integration  o    Complete integration of Allscripts and IDX product
                         suites
                    o    Coordinated annual development plan
Rapid distribution  o    Coordinated and comprehensive strategy, including
                         long-term joint sales and marketing agreements
                    o    Products create unique value proposition
                    o    Educate sales, employees, and customers

[LOGO] Allscripts                                      [LOGO] IDX

                                    SLIDE 28

Summary

================================================================================

o    Shared Vision
          -To create clinical and financial value for physicians, by providing point-of-care solutions that improve decision making, productivity, and patient care.

o    Shared Benefits
          -complementary products & relationships
          -accelerated distribution
          -shared upside
          -improved financial performance


[LOGO] Allscripts                                           [LOGO] IDX

                                  Allscripts/CH
                                        &
                                       IDX

               Creating Clinical & Financial Value for Physicians
                               @ The Point of Care


DOCUMENTS RELEVANT TO THE ACQUISITION

Allscripts will be filing a registration statement containing a proxy statement/prospectus and other relevant documents concerning Allscripts' acquisition of Channelhealth with the United States Securities and Exchange Commission (the "SEC").

WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by Allscripts will be available free of charge by contacting Allscripts Investor Relations, 2401 Commerce Drive, Libertyville, Illinois, 60048, telephone (847) 680-3515. READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

This presentation contains forward-looking statements about Allscripts, Inc. that involve risks and uncertainties. These forward-looking statements are developed by combining currently available information with Allscripts' beliefs and assumptions. These statements often contain words like will, believe, expect, anticipate, intend, contemplate, seek, plan, estimate or similar expressions. Forward-looking statements do not guarantee future performance. These statements are made under the protection afforded them by Section 21E of the Securities Exchange Act of 1934. Because Allscripts cannot predict all of the risks and uncertainties that may affect it, or control the ones it does predict, Allscripts' actual results may be materially different from the results expressed in its forward-looking statements. For a more complete discussion of the risks, uncertainties and assumptions that may affect Allscripts, see its Registration Statement on Form S-1 (No. 333-95521), as amended March 7, 2000.

















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